Commission File No.: 0-25110

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    Form 10-K    Form 11-K    Form 20-F   [X] Form 10-Q   Form N-SAR

         For Period Ended: Quarter Ended December 31, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: __________________________________

  Read Instruction (on back page) Before Preparing form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I REGISTRANT INFORMATION
Childrobics, Inc.
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Full Name of Registrant

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Former Name if Applicable

1745 Express Drive North
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Address of Principal Executive Office (Street and Number)

Hauupauge, N.Y. 11788
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City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report , transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if Needed)

On September 30, 1996, the Company merged with Just Kiddie Rides, Inc. which has taken more time than anticipated to assimilate than anticipated due to a change in management of the Company, a move in December 1996 to a new executive office in Hauppauge, N.Y., and a change in the Company's year end from one ending on June 30 to one ending on September 30. In addition, the Company has been actively seeking additional equity financing in order to relieve the current liquidity crisis effecting operations. All of these things have contributed to the Company not meeting the current filing deadline for the Company's Form 10-QSB due February 14, 1997. It is anticipated that the Company will file the required Form 10-QSB within the prescribed 5 days extension period.

                           PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

          Gerard Reda, President and CEO          516            851-0055
         --------------------------------      -----------     ---------------
                       (Name)                  (Area Code)     (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports

                                       [X]
                                       Yes      No

(3) Is it anticipated that any significant change in results of the operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       [X]
                                       Yes      No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached Rider A

                                CHILDROBICS, INC.
                   -------------------------------------------
                   (Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  February 17, 1997               By  Gerard A. Reda, President and CEO
      -------------------------           ----------------------------------
                                               (Print Name and Title)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed within the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1. This form is required by Rule 12b-25 (17 CFR 240.12.b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, .D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                             Rider A to Form 12b-25
                                       of
                                Childrobics, Inc.

The Company anticipates that total revenues for the three month period ended December 31, 1996 were $2,211,760 compared to $1,643,477 for the three month period ended December 31, 1995 which represents a $568,283 increase, or 35%. The increase was due principally to the merger with Just Kiddie Rides, Inc. on September 30, 1996, offset by a decrease in the Company's existing equipment sales segment.

Total Company gross profits for the three month period ended December 31, 1996 were $179,199, or 8.1% of total sales, compared to a gross loss of $13,000 for the three month period ended December 31, 1995. Although current period margins have improved compared to the prior year, in genera, the Company believes that there is still significant room for improvement. Current margins were impacted by the recent change in company management resulting from the merger of the Company and Just Kiddie Rides, Inc., its continuing cash flow problems which prevented the company from acquiring sufficient equipment for its routes and for resale and the loss of certain customers on its route operations due to the Company's previous operating history before the merger. The Company believes these problems to be short term in nature.

Total operating expenses were $1,043,390, or 47% of gross sales, in the current three month period compared to $389,128, or 24% of gross sales for the three months ended December 31, 1995.The principle components of operating expenses were: personnel costs of $327,000, directors stock option compensation of $208,000, travel and auto expenses of $108,000, rent, utilities and facility costs of $84,000, professional fees of $79,100, general office expenses of $75,000, advertising of $63,600, insurance of $37,400 and losses associated with the write down of leasehold improvements at vacated facilities of $25,600. The principal components of operating expenses for the period ended December 31, 1995 were: personnel costs of $295,200, professional fees of $70,500, advertising and travel of $10,700 and insurance of $5,500.

The Company incurred interest expense of $178,570 in the current three month period related to certain equipment notes, several lines of credit from banks and a capitalized lease. Interest expense for the prior year three month period was $21,690 and was attributable to existing equipment loans during that period. Amortization expense for the current three month period totalled $169,673 which was composed of amortization related to organization expenses for the Group Coin acquisition in March 1995 of $5,030, a non-compete agreement issued in the Just Kiddie merger of $10,416, goodwill of $34,607 and amortization of deferred debt expense of $119,620related to the 5,000,000 restricted shares of Common Stock given to the Lender of the $1,500,000 loan the Company received on October 3, 1996.

The Company reported a net loss of $1,212,434, or $.08 per share, for the current three month period compared to a net loss of $766,475, or $.08 per share, for the prior three month period ended December 31, 1996. Included in the prior three month results were losses from discontinued operations of $312,574.